Exhibit 10.1

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (hereinafter the “Agreement”) is executed on March 26, 2012 with an effective date of December 1, 2011 (the “Effective Date”), by and between Alliance One International, Inc., a Virginia corporation (“AOI” or “the Company”), and J. Pieter Sikkel (the “Executive”).

WHEREAS Executive was first employed by AOI or its predecessors in January 1984, and has since then held a variety of positions, and was promoted to President on January 1, 2011, and

WHEREAS the parties wish to memorialize their agreement concerning Executive’s position, compensation, responsibilities and obligations,

NOW THEREFORE, the parties agree as follows:

1.	Employment, Position and Responsibilities. As of the date of this Agreement, Executive is currently employed by AOI with the title and position of President of AOI. Executive’s principal place of employment shall be the Company’s corporate office in Morrisville, NC. Executive agrees to perform and discharge those duties consistent with Executive’s position or such other positions as Executive may hold and as may be assigned to Executive by AOI’s Board of Directors (hereinafter the “Board”), to the reasonable satisfaction of the Board. Nothing in this Agreement shall limit the reasonable expansion and/or change of Executive’s duties. Executive will devote Executive’s full professional and business-related time, skills and best efforts to such duties. Executive also agrees to comply with all of AOI’s policies, standards and Code of Business Conduct, as they may be modified by AOI from time to time, and to follow the instructions and directives promulgated by the CEO and the Board.

2.	Term. The initial term of this Agreement shall commence on the Effective Date and shall continue until the three (3) year anniversary of the Effective Date. Thereafter, this Agreement shall automatically renew for additional one (1) year periods unless: (a) earlier terminated or amended as provided herein; or (b) either party gives written notice of non-renewal at least ninety (90) days prior to the end of the initial term or any renewal term of this Agreement. The initial term of this Agreement and all renewals thereof are referred to herein as the “Term”.

3.	Base Salary. Executive’s annual salary (“Base Salary”) shall be Four Hundred Twenty-Five Thousand Dollars ($425,000). Executive will be paid on AOI’s standard pay dates and in accordance with AOI’s standard pay practices, less all statutory and required withholdings. Executive’s compensation will be reviewed by the Compensation Committee of the Board on at least an annual basis, and may be subject to periodic adjustment, which adjustments may occur without the express written amendment of this Agreement.

4.	Annual and Long-Term Incentives. Executive shall be eligible to participate in AOI’s incentive compensation plans, if any, which it now or hereafter provides to similarly situated employees. Such plans shall be offered to Executive on the same terms and conditions as other similarly situated employees, and subject to the terms and conditions of such plans. Executive acknowledges and agrees that any incentive compensation plans may be terminated, amended, or at any time modified in the sole discretion of the Board.

5.	Employee Benefits.

5.1	General Employee Benefits. Subject to the right of AOI to amend, modify or terminate such benefits and plans, Executive is eligible for the standard health, medical, dental, long-term disability, life insurance and other insurance coverage, vacation, sick and holiday pay, and other benefits and plans which AOI now or hereafter provides to similarly situated employees. Such benefits shall be offered to Executive on the same terms and conditions as other similarly situated employees. A list of the employee benefit plans for which Executive is currently eligible is attached as Exhibit A.

5.2	Paid Time Off. Executive shall receive compensated leave according to the terms and conditions of the company’s Compensated Leave Policy, as it may be amended from time to time.

5.3	Reimbursement of Business Expenses. Executive shall be entitled to reimbursement for reasonable and customary business expenses incurred while employed by AOI in accordance with the Company’s Global Travel and Entertainment Expense policy. To the extent required by Section 409A of the Internal Revenue Code (“the Code”), the expenses eligible for reimbursement during one of Executive’s calendar years will not affect the expenses eligible for reimbursement in another of Executive’s calendar years, nor will Executive’s right to reimbursement be subject to liquidation or exchange for another benefit. Reimbursement of eligible expenses shall be made on or before the last day of Executive’s taxable year following the taxable year in which the expense was incurred.

5.4	Tax Equalization. Executive’s personal tax liability will be equalized under the Company’s Tax Equalization Policy through the tax year ending December 31, 2011, as if Executive were covered by the International Cadre Policy. The Company will bear all of Executive’s United States employment taxes through December 31, 2011. Executive will be responsible for filing his tax returns on a timely basis and for abiding by the tax laws of the United States and any other relevant countries.

5.5	Tax Return Preparation. The Company will reimburse Executive or pay for the reasonable fees and expenses related to the preparation of Executive’s United States income tax returns (federal, state and local) for Executive’s 2010 and 2011 tax years, but only if such returns are prepared by the Company’s authorized tax consultants. The tax preparation fees and expenses will be paid on Executive’s behalf or reimbursed promptly, and in no event later than the end of the year following the year such fees and expenses are incurred. To be paid or reimbursed, the fees and expenses must be incurred no later than December 31, 2012. Payments or reimbursements under this Section 5.5 provided in one year will not affect expenses eligible for reimbursement in any other year. Executive’s right to payment or reimbursement of tax preparation fees and expenses is not subject to liquidation or exchange for another benefit.

6.	Termination of Employment. Executive’s employment may be terminated at any time as provided in this Section.

6.1	Termination by AOI for Cause. AOI may terminate Executive’s employment immediately for any of the following causes and reasons: (A) a material violation of this Agreement by Executive; (B) Executive is convicted of or enters a plea of nolo contendere to a felony or misdemeanor involving moral turpitude; (C) substance abuse which the Board determines in good faith adversely affects Executive’s ability to perform Executive’s duties; (D) Executive engages in conduct that constitutes gross neglect or gross misconduct in carrying out his duties under this Agreement, resulting in material harm to the financial condition or reputation of AOI; (E) Executive engages in any act of dishonesty or theft, fraud, embezzlement, or unauthorized use of the property of AOI; (F) Executive usurps or diverts any business opportunity of AOI for Executive’s personal benefit; (G) Executive refuses to comply with lawful directives of the Interim CEO, the CEO or the Board; or (H) Executive violates AOI’s rules, policies, or Code of Business Conduct, or otherwise demonstrates unacceptable or disruptive behavior which AOI determines in good faith adversely affects Executive’s ability to perform Executive’s duties or results in material harm to the financial condition or reputation of AOI. AOI may also terminate Executive’s employment due to Executive’s failure to perform Executive’s duties in a satisfactory matter, as determined by AOI in good faith, provided however that AOI shall first have given Executive written notice of the failure or refusal to perform duties in a satisfactory manner and a 30 day period to cure before termination of employment. A termination by AOI under this Section 6.1 is a termination for “Cause.” A termination for Cause shall not include AOI’s termination of Executive’s employment pursuant to Section 6.1(A), Section 6.1(G) or Section 6.1(H) as a result of an isolated, insubstantial and inadvertent action not taken in bad faith by Executive. A termination for Cause shall be effective immediately or at such other time as AOI may determine. If AOI terminates Executive’s employment for Cause, then Executive shall be entitled only to the payments and benefits set forth in Section 6.4.

6.2	Termination by Executive Except for Good Reason or Following Change in Control. Except under circumstances constituting Good Reason as defined in Section 6.5.2 or circumstances constituting CIC Good Reason within six months of a Change in Control as defined in Section 6.6, if Executive resigns, abandons employment, fails to show up for work as required, or otherwise terminates employment with AOI, then Executive shall be entitled only to the payments and benefits set forth in Section 6.4.

6.3	Death or Disability. Executive’s employment shall terminate in the event of Executive’s Disability or Death. “Disability” shall mean either (i) physical or mental disability entitling Executive to long-term disability benefits under AOI’s long-term disability plan then in effect, if any; or (ii) the good faith determination by the Board that Executive has failed to or has been unable to perform, with or without reasonable accommodation, the essential functions of Executive’s duties as the result of any incapacity for a period of more than one hundred eighty (180) days, whether or not consecutive, during any twelve (12) month period. If Executive’s employment ends due to Death, then Executive shall be entitled only to the payments and benefits set forth in Section 6.4. If Executive’s employment ends due to Disability, then Executive shall be entitled to the payments and benefits set forth in Section 6.8.

6.4	Payments Due Upon Termination By AOI Due to Death, or For Cause or By Executive Under Section 6.2.

If Executive’s employment with AOI is terminated pursuant to Sections 6.1 or 6.2 or because of Executive’s Death, Executive (or his estate if the termination is due to Executive’s death) shall be entitled only to the following payments and benefits, which shall be paid in the normal course of business following Executive’s termination, less all statutory and required withholdings: (A) any earned but unpaid Base Salary through the date of the termination; and (B) any other or additional benefits then due and payable in accordance with applicable plans or programs of AOI, subject to the terms and conditions of such plans or programs.

6.5	Termination by AOI Without Cause; Termination by Executive for Good Reason.

6.5.1	AOI may terminate Executive’s employment pursuant to this Agreement for any reason other than Cause, Death or Disability (“without Cause”) at any time upon written notice to Executive. If Executive’s employment is terminated by AOI without Cause, Executive is entitled only to the payments and benefits provided in Section 6.7 of this Agreement. A termination without Cause shall be effective as of the date specified by AOI in a written notice to Executive.

6.5.2

If Executive terminates his employment with AOI for Good Reason during the Term of this Agreement, he is entitled only to the payments and benefits provided in Section 6.7 of this Agreement. For the purposes of this Agreement, “Good Reason” shall mean that (i) Executive resigns because (A) Executive’s Base Salary has been reduced more than fifteen percent (15%) unless the reduction is part of, and at the same percentage as, an across-the-board salary reduction for AOI’s senior management; or (B) AOI has failed to perform any material obligation under, or has breached any material provision of, this Agreement; or (C) Executive is not re-elected to the position of President of AOI unless such non-election coincides with his election to a higher position; and (ii) Executive provides written notice of resignation to AOI within thirty (30) days after such circumstances arise. Resignation from employment by Executive for Good Reason shall be effective only after sixty (60) days written notice to AOI setting forth in reasonable detail the specific conduct of AOI that Executive asserts constitutes Good Reason and the actual Separation from Service must take place no later than ninety-five (95) days after the initial existence of the conduct that Executive asserts constitutes Good Reason.

A termination of employment by Executive for Good Reason shall not be effective or deemed to be for Good Reason if AOI substantially corrects the circumstance(s) identified in the written notice within sixty (60) days after receipt of the notice. Executive acknowledges and agrees that Executive will not have Good Reason to terminate Executive’s employment with AOI should Executive be offered substantially equivalent continued employment with any successor corporation, spin-off company, subsidiary, affiliated company or other entity which agrees to assume AOI’s obligations under this Agreement.

6.6	Termination by Executive For CIC Good Reason Within Six Months Following A Change in Control. If Executive resigns his employment with AOI during the term of this Agreement for CIC Good Reason which occurs within the six (6) month period following a Change in Control, he is entitled only to the payments and benefits provided in Section 6.7 of this Agreement.

6.6.1	For purposes of this Agreement, “Change in Control” shall mean any of the following:

6.6.1.1	Any “person” (as such term is used in Section 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended) becomes the beneficial owner, directly or indirectly, of Company securities representing more than 30% of the aggregate voting power of all classes of the Company’s voting securities;

6.6.1.2	The shareholders of the Company approve a plan of merger, consolidation or share exchange between the Company and an entity other than a direct or indirect wholly-owned subsidiary of the Company, unless the Company shareholders immediately before the completion of such transaction will continue to hold at least 50% of the aggregate voting power of all classes of voting securities of the surviving or resulting entity;

6.6.1.3	The shareholders of the Company approve a proposal with respect to the sale, lease, exchange or other disposition of all, or substantially all, of the Company’s property, unless the Company shareholders immediately before the completion of such transaction will continue to hold, directly or indirectly, at least 50% of the aggregate voting power of all classes of voting securities of the transferee; or

6.6.1.4	During any twelve (12) month period beginning on or after the Effective Date, individuals who at the beginning of such period constituted the Board, together with any new members of the Board whose election by the Board or whose nomination for election by the Company’s shareholders was approved by a majority of the members of the Board then still in office who either were directors at the beginning of such period or whose nomination or election was previously so approved, cease for any reason to constitute a majority of the Board.

6.6.2

For purposes of this Agreement, “CIC Good Reason” shall mean that (i) Executive resigns because one of the following has occurred within six months following a Change in Control: (A) Executive’s Base Salary has been reduced more than fifteen percent (15%); or (B) AOI has failed to perform any material obligation under, or has breached any material provision of, this Agreement; or (C) Executive’s duties and responsibilities have been materially reduced; or (D) Executive’s principal place of work has been moved more than 50 miles from AOI’s corporate office in Morrisville, N.C. and (ii) Executive provides written notice of resignation to AOI within thirty (30) days after such circumstances arise. Resignation from employment by Executive for CIC Good Reason shall be effective only after sixty (60) days written notice to AOI setting forth in reasonable detail the specific conduct of AOI that Executive asserts constitutes CIC Good Reason and the actual Separation from Service must take place no later than ninety-five (95) days after the initial existence of the conduct that Executive asserts constitutes CIC Good Reason. A termination of employment by Executive for CIC Good

Reason shall not be effective or deemed to be for CIC Good Reason if AOI substantially corrects the circumstance(s) identified in the written notice within sixty (60) days after receipt of the notice. Executive acknowledges and agrees that Executive will not have CIC Good Reason to terminate Executive’s employment with AOI should Executive be offered substantially similar continued employment with any successor corporation, spin-off company, subsidiary, affiliated company or other entity which agrees to assume AOI’s obligations under this Agreement.

6.7

Payments Due upon Termination By AOI Without Cause, or By Executive For Good Reason or By Executive For CIC Good Reason Within Six Months Following a Change in Control. During the Term of this Agreement, if AOI terminates Executive’s employment without Cause, or if Executive resigns for Good Reason or if Executive resigns for CIC Good Reason within 6 months following a Change in Control as defined in Section 6.6, Executive shall be entitled only to the following payments and benefits, which shall be paid in the normal course of business following Executive’s termination, less all statutory and required withholdings: (A) any earned but unpaid Base Salary through the date of the termination; (B) Severance Pay and Benefits pursuant to the terms and conditions of Section 7 of this Agreement; and (C) any other or additional benefits then due and payable in accordance with applicable plans or programs of AOI, subject to the terms and conditions of such plans or programs. Additionally, Executive shall be entitled to a pro rata portion of any annual incentive bonus, calculated by multiplying the bonus Executive would have received had he remained employed through the end of the annual performance period by the fraction obtained by dividing the number of full months during such annual performance period prior to Executive’s Separation from Service by twelve, with any payment to be made in a lump sum during the nine period beginning with the April 1st immediately following Executive’s Separation from Service and ending on December 31st of that calendar year.

6.8

Payments Due Upon Termination by AOI Due to Executive’s Disability. During the Term of this Agreement, if AOI terminates Executive’s employment because of Disability, Executive shall be entitled only to the following payments and benefits, which shall be paid in the normal course of business following Executive’s termination, less all statutory and required withholdings: (A) any earned but unpaid Base Salary through the date of the termination; (B) any other or additional benefits then due and payable in accordance with applicable plans or programs of AOI, subject to the terms and conditions of such plans or programs; and (C) the disability pay provided in this Section 6.8. Executive shall receive disability pay equal to sixty-six and two-thirds percent (66.67%) of 18 months of Executive’s Base Salary (as in effect on the date of termination of Executive’s employment). Executive’s right to disability pay under this Section 6.8 is subject to forfeiture if Executive fails to comply with the release requirement of Section 7.4 or the requirements of Section 7.5. The disability pay shall be payable in eighteen equal consecutive monthly installments payable in accordance with AOI’s customary payroll periods, less all statutory and required withholdings, beginning in the month following Executive’s Separation from Service (as defined in Section 7.1.1). Until the Irrevocable Release Date set out in Section 7.4, such monthly payments shall accrue, but shall not be paid, with any accrued payments being paid on the first monthly pay date that coincides with or immediately follows the Irrevocable Release Date. Notwithstanding the foregoing, if the Irrevocable Release Date will fall in the calendar year following Executive’s Separation from Service if Executive does not return the Release until the end of the Release Period (as defined in Section 7.4), then the first monthly pay date shall not occur earlier than the calendar year following Executive’s Separation from Service. Subject to the requirements of Section 7.6, payments, if any, will not start later than 90 days following Executive’s Separation from Service. Executive shall cease to be entitled to disability pay under this Section 6.8 if Executive obtains an executive level position with any entity. To receive disability pay under this Section 6.8, Executive must fully comply with AOI’s long-term disability carrier’s claims process and make a good faith effort to obtain long-term disability benefits, including appealing any denial of long-term disability benefits. If the disability insurance is provided pursuant to a Company long-term disability plan that covers a substantial number of service providers and was established before Executive became disabled, then all payments and benefits under this Section 6.8 shall cease if the long-term disability carrier approves Executive’s long-term disability claim, and Executive shall reimburse AOI for any benefits paid under this Section 6.8 for a period during which the long-term disability carrier subsequently provides disability benefits to Executive. Additionally, Executive shall be entitled to a pro rata portion of any annual incentive bonus, calculated by multiplying the bonus Executive would have received had he remained employed through the end of the annual performance period by the fraction obtained by dividing the number of full months during such annual performance period prior to Executive’s Separation from Service by twelve, with any payment to be made in a lump sum during the nine month period beginning with the April 1st immediately following Executive’s Separation from Service and ending on December 31st of that calendar year.

7.	Severance Pay and Benefits. Provided that Executive adheres to and does not breach the covenants, promises and obligations imposed by this Section and Sections 8, 9, 10, 11 and 12 of this Agreement and satisfies the requirements of Sections 7,.4 and 7.5 of this Agreement, AOI will provide Executive with the following:

7.1	Severance Pay.

7.1.1	Severance Pay for Termination During Term that is Without Cause, For Good Reason or For CIC Good Reason Within 6 Months of a Change in Control. If Executive is terminated by AOI without Cause or if he resigns for Good Reason or if he resigns for CIC Good Reason within 6 months following a Change in Control, AOI will provide Executive severance pay in an amount equal to two (2) times Executive’s Base Salary, as in effect on the date of termination of Executive’s employment (or in the event a reduction in Base Salary is a basis for a termination with Good Reason, then the Base Salary in effect immediately prior to such reduction). Such severance pay shall be payable in twenty-four equal consecutive monthly installments payable in accordance with AOI’s customary payroll periods, less all statutory and required withholdings, beginning in the month following Executive’s Separation from Service. The term Separation from Service shall mean Executive’s “Separation from Service” with the Company and its subsidiaries and affiliates within the meaning of Code Section 409A(a)(2)(A)(i) and applicable regulations and other guidance thereunder. Until the Irrevocable Release Date set out in Section 7.4, such monthly payments shall accrue, but shall not be paid, with any accrued payments being paid on the first monthly pay date that coincides with or immediately follows the Irrevocable Release Date. Notwithstanding the foregoing, if the Irrevocable Release Date will fall in the calendar year following Executive’s Separation from Service if Executive does not return the Release until the end of the Release Period (as defined in Section 7.4), then the first monthly pay date shall not occur earlier than the calendar year following Executive’s Separation from Service. Subject to the requirements of Section 7.6, payments, if any, will not start later than 90 days following Executive’s Separation from Service. For the purposes of this Agreement, “Severance Period” shall mean the twenty-four (24) month period that begins with the month following Executive’s Separation from Service. If after becoming entitled to payments under this Section 7.1, Executive dies before receiving all of such payments and his spouse survives him, the remaining installments shall be paid to the surviving spouse with no change in timing or amount. If the surviving spouse dies before receiving all of the remaining payments, the amounts remaining unpaid at the time of the surviving spouse’s death shall be forfeited.

7.1.2

Severance Pay For Termination Without Cause Following End of Term. If Executive is terminated by AOI without Cause and not because of Disability within the twelve (12) month period following the end of the Term of this Agreement, then AOI will provide Executive severance pay in an amount equal to one (1) times Executive’s Base Salary, as in effect on the date of termination of Executive’s employment. Such severance pay shall be payable in twelve equal consecutive monthly installments payable in accordance with AOI’s customary payroll periods, less all statutory and required withholdings, beginning in the month following Executive’s Separation from Service. Until the Irrevocable Release Date set out in Section 7.4, such monthly payments shall accrue, but shall not be paid, with any accrued payments being paid on the first monthly pay date that coincides with or immediately follows the Irrevocable Release Date. Notwithstanding the foregoing, if the Irrevocable Release Date will fall in the calendar year following Executive’s Separation from Service if Executive does not return the Release until the end of the Release Period, then the first monthly pay date shall not occur earlier than the calendar year following Executive’s Separation from Service. Subject to the requirements of Section 7.6, payments, if any, will not start later than 90 days following Executive’s Separation from Service.

7.2	Health Benefits. Executive may continue Executive’s health care coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), including coverage for any eligible dependents enrolled at the time of termination of Executive’s employment if eligible for COBRA coverage. To be eligible for such coverage, Executive must timely elect COBRA coverage and must remain otherwise eligible for such COBRA coverage.

7.2.1	AOI will reimburse Executive to the extent that the cost of his monthly premiums for coverage under COBRA exceed Executive’s share of monthly premiums to participate in AOI’s health care coverage at the time of termination. AOI will make such reimbursements for up to the first eighteen (18) months (twelve (12) months if Executive is receiving severance pursuant to Section 7.1.2) of the Severance Period or until Executive is eligible for health insurance coverage through a subsequent employer, whichever is earlier. Executive agrees to immediately notify AOI in the event he secures subsequent employment and becomes eligible for group health coverage. Amounts paid under this Section 7.2.1 are intended to constitute reimbursement for medical benefits under Treasury Regulation Section 1.409A-1(b)(9)(v)(B).

7.2.2	During the Severance Period, if Executive exhausts his COBRA coverage but fails to become eligible for health insurance coverage through a subsequent employer or Medicare, Executive shall have the sole responsibility to obtain health insurance coverage for himself and his dependents. If Executive is receiving severance pay under Section 7.1.1, AOI will reimburse Executive for the costs of his monthly premiums for replacement health insurance coverage (including coverage for any eligible dependents enrolled in AOI’s group health plans at the time of termination of Executive’s employment), if any; provided however, that such reimbursements shall not exceed the monthly amount being reimbursed to Executive at the time his right to coverage under COBRA ends. AOI will make such reimbursements for the period between the exhaustion of COBRA coverage and the end of the Severance Period, or until Executive becomes eligible for health insurance coverage through a subsequent employer, whichever occurs sooner. In no event shall AOI reimburse Executive for any health care insurance premiums after the expiration of the Severance Period. Any reimbursement amount provided in Section 7.2.2 shall be capped at $12,000 per year in the aggregate.

7.2.3	To the extent benefits are to be provided pursuant to Section 7 of this Agreement, AOI shall make reasonable efforts to provide such benefits. However, if the provision of any benefit under this Section 7 is not permissible at the time of Executive’s termination or during the Severance Period pursuant to the terms of the plan or under federal or state law, AOI shall not be responsible for providing such benefits and shall have no liability under this Agreement for providing such benefits or for compensating Executive for AOI’s inability to provide the benefits.

7.2.4	Expenses eligible for reimbursement under this Section 7.2 in a calendar year shall not affect any expenses eligible for reimbursement or in-kind benefits to be provided in any other calendar year. Executive’s rights under this Section 7.2 are not subject to liquidation or exchange for any other benefit. Reimbursements under this Section 7.2 will not be paid later than the last day of Executive’s taxable year following the taxable year in which the expense was incurred.

7.3	Outplacement. If AOI terminates Executive’s employment without Cause and not for Disability, or Executive terminates his employment for Good Reason, AOI shall provide up to $15,000 of outplacement benefits to Executive; provided that no outplacement services will be provided for any period beyond the last day of Executive’s second taxable year following Executive’s Separation from Service and further provided that no reimbursement for outplacement expenses shall be paid beyond Executive’s third taxable year following Executive’s Separation from Service.

7.4

No Further Liability; Release A Condition to Payment. Payment made and performance by AOI in accordance with Section 6.8 or Section 7 of this Agreement shall operate to fully discharge and release AOI and its directors, officers, employees, subsidiaries, affiliates, successors, assigns, benefit plans, agents and representatives from any further obligation or liability with respect to Executive’s rights under this Agreement. AOI expressly conditions the payment of any severance pay and benefits or other amounts pursuant to Section 7 (“Severance Pay and Benefits”) and the payment of amounts under Section 6.8 upon (i) the delivery by Executive to AOI of a fully executed general release and waiver of legal claims in a form satisfactory to AOI (the “Release”) by the end of the Release Period that Executive has not revoked before the Irrevocable Release Date, and (ii) Executive’s compliance with the obligation of Sections 8, 9, 10, 11, and 12 of this Agreement. The Irrevocable Release Date is the first date as of which Executive’s legal right to revoke the Release has expired, which in no event shall be later than the 90th day following Executive’s Separation from Service. If Executive fails to provide AOI with the Release by the end of the Release Period or revokes the Release, Executive shall forfeit all Severance Pay and Benefits and shall forfeit any payments due under Section 6.8. The Release Period shall begin upon Executive’s Separation from Service and shall end on the 50th day following Executive’s Separation from Service.

7.5	Forfeiture of Severance Pay and Benefits Due to Breach of Confidentiality and Restrictive Covenant Obligations or Performing Competitive Work During Last 12 Months of Severance Period. In the event that Executive breaches his obligations under Sections 8, 9, 10, 11 or 12 of this Agreement or in the event Executive performs Competitive Work during the last twelve (12) months of the Severance Period, he shall have no further right to the Severance Pay and Benefits or to the disability pay under Section 6.8, but the release and waiver given by Executive shall remain valid. For purposes of this Section 7.5, “Competitive Work” means that within the Restricted Territory (as defined in Section 10), Executive is engaging in any capacity in the ownership, management, supervision, operation or control of a business that competes with AOI or conducts Competitive Business (as defined in Section 10), or is working or providing services for a business that competes with AOI or that offers or conducts Competitive Business. Executive specifically acknowledges that the opportunity to receive the Severance Pay and Benefits constitutes valuable consideration to which he would not otherwise be entitled and is adequate consideration to support his release and waiver of all claims.

7.6

Internal Revenue Code Section 409A Provisions. Payments to be made under this Section 7 are hereby designated and shall at all times be treated as a series of separate payments and not a single payment. To the maximum extent permitted under Internal Revenue Code Section 409A (“Section 409A”), the severance payments hereunder are intended to qualify as short-term deferrals meeting the requirements of Treasury Regulations Section 1.409A-1(b)(4) and as involuntary severance payments meeting the limits of Treasury Regulation Section 1.409A-1(b)(9)(iii), and this Agreement shall be construed in accordance with such intent. The parties further agree that any payment of deferred compensation that is subject to Section 409A and that is due upon Separation from Service cannot commence until the lapse of six (6) months after such Separation from Service (or death of the Executive, if earlier), to the extent that the Executive is determined to be a “specified employee” (as that term is defined in Section 409A) and a six-month delay is required under Section 409A. Any payment or portion thereof that must be delayed pursuant to this “specified employee” rule shall be paid in the seventh (7th) month following Executive’s Separation from Service.

7.7	No Offset. Amounts due Executive under this Agreement shall not be offset by any remuneration attributable to any subsequent employment that Executive may obtain.

8.	Return Of Property. Immediately upon the termination of Executive’s employment, for whatever reason or during employment whenever requested by AOI, Executive will return to AOI all of AOI’s property in his possession or control, including, but not limited to, all documents, keys, office supplies, and computer and office equipment. Executive acknowledges that as a result of his employment with AOI, he may come into the possession and control of tangible Confidential Information, as that term is defined in this Agreement, belonging to AOI, including, but not limited to proprietary documents, files, plans, computer programs and records, or other proprietary material. Immediately upon the termination of his employment with AOI for whatever reason or during such employment whenever requested by AOI, Executive shall return to AOI, and shall not retain, any and all such Confidential Information and any copies or other recordings of such materials in whatever form.

9.	Confidentiality. Except as necessary for the purpose of performing Executive’s obligations under this Agreement or pursuant to written authorization from AOI, or as required by law, Executive shall hold in confidence and shall not: (a) directly or indirectly reveal, report, publish, disclose or transfer Confidential Information to any person or entity; (b) use any Confidential Information for any purpose other than for the benefit of AOI; or (c) assist any person or entity other than AOI to secure any benefit from the Confidential Information.

9.1	“Confidential Information” shall mean any confidential or proprietary information of the Company or its affiliates that has been disclosed or revealed to Executive or has been obtained, developed, or known by Executive in connection with, as a consequence of, or through the performance of, Executive’s services for the Company, including but not limited to know-how, trade secrets, software, disks, plans, designs, processes, formulas, manufacturing techniques, discoveries, inventions and ideas, product specifications, machinery, drawings, photographs, equipment, devices, tools and apparatus, sales and marketing data and plans, pricing and cost information, contract and proposal information, customer and supplier information, hiring and personnel information, financial information, and any other technical or business information which the Company or its affiliates have disclosed or revealed to Executive, or which have been obtained, developed, or known by Executive, as a consequence of, or through the performance of, Executive’s services for the Company, or in connection with Executive’s services or any other activities for the Company. Notwithstanding anything herein to the contrary, the parties agree that “Confidential Information” does not include any information that is or (through no wrongful or unauthorized action or inaction by Executive) becomes generally available to the public;

9.2	Executive agrees that prior to responding to any valid subpoena, court order or other legal process which would require disclosure of Confidential Information encompassed by this paragraph, he shall give the Company prior written notice of the subpoena, court order or other legal process in sufficient time to afford the Company a reasonable opportunity to challenge the subpoena, court order or other legal process.

9.3	Executive understands and agrees that Executive’s obligations with respect to Confidential Information are continuing obligations and that any breach of these obligations may result in immediate termination of employment. Executive’s obligations under this Section 10 shall survive the termination of Executive’s employment for any reason for a period of five (5) years after such termination with respect to Confidential Information that does not rise to the level of trade secrets under applicable law and for so long as such Confidential Information is a trade secret under applicable law (or for the maximum duration provided under such law) to the extent such Confidential Information rises to the level of a trade secret under applicable law.

10.	Non-Competition. Executive acknowledges and agrees that AOI is a leading independent leaf tobacco merchant which selects, purchases, processes, packs, stores and ships leaf tobacco. Executive acknowledges and agrees that AOI is a global company, has employees and offices in many countries, conducts business throughout the world, and is actively engaged in further developing its global operations and reach. As a key Employee of AOI, Executive is responsible for and directly involved in developing goodwill and business relationships for the benefit of AOI; Executive is responsible for the operation and development of AOI’s business in North Carolina, the United States, and many locations and countries in the world; Executive has knowledge of AOI’s most proprietary and valuable Confidential Information, and has been and will be compensated for the development, and supervising the development, of the same; and that Executive has unique insight into and knowledge of the skills, talents and capabilities of AOI’s key employees. Executive further acknowledges and agrees that the covenants contained in Sections 8, 9, 10 and 11 of this Agreement are reasonable and necessary to protect the legitimate business interests of AOI, in view of, among other things, the short duration of the restrictions, the narrow scope of the restrictions, and AOI’s interests in protecting its goodwill, valuable Confidential Information, trade secrets, and its business relationships with customers throughout the world. Executive agrees that Executive’s background and capabilities will allow Executive to seek and accept employment acceptable to Executive without violation of the restrictions contained in this Agreement. Executive also acknowledges and agrees that such restrictions are a condition of employment, and that this Agreement memorializes those restrictions. Executive further acknowledges and agrees that this Agreement, including the offer of Severance Pay, and other new and additional benefits under this Agreement, constitutes sufficient consideration for Executive’s promises set forth in Sections 8, 9 10 and 11 of this Agreement.

10.1	Executive covenants and agrees that during Executive’s employment with AOI and during the Restricted Period, and within the Restricted Territory, Executive will not solicit or accept any Competitive Business from, or engage in any Competitive Business with, any Customer or Prospective Customer of AOI, whether for Executive’s own account and personal benefit or as an employee, contractor, owner, or consultant of a third party or other person or entity. This restriction shall apply only to those Customers and Prospective Customers of AOI with which Executive or any employee directly reporting to Executive has had business contacts or dealings, or about which Executive or any employee directly reporting to Executive has had Confidential Information, or about which Executive or any employee directly reporting to Executive has had knowledge of AOI’s products or services provided or proposed to be provided to or for the Customer or Prospective Customer.

10.2	Executive covenants and agrees that, during his employment with AOI and for a period of twelve (12) months after the termination of such employment by either party at any time for any reason, and within the Restricted Territory (as defined below), Executive will not compete with AOI by engaging in any capacity in the ownership, management, supervision, operation or control of a business that competes with AOI or conducts Competitive Business, or by working or providing services for a business that competes with AOI or offers or conducts Competitive Business in any capacity in which Executive would be assisting directly in conducting Competitive Business.

10.3	For the purposes of the covenants in Section 10 and 11 of this Agreement, the following definitions shall apply:

10.3.1	“Restricted Period” shall mean the twelve (12) month period following termination of Executive’s employment with AOI by either party for any reason for purposes of Section 10 and shall mean the twenty four (24) month period following the termination of Executive’s employment with AOI by either party for any reason for purposes of Section 11.

10.3.2

“Restricted Territory” means the geographic areas and locations where AOI and its affiliates carry on or transact their business, AOI and its affiliates sell or market their products or services, and AOI or its affiliates’ Customers are located, including without limitation (A) the world, (B) Africa, Asia, Europe, North America and South America, (C)

each of the countries in Africa, Asia, Europe, North America and South America, respectively, as if listed individually herein, (D) Brazil, (E) the United States of America, (F) each of the states of the United States of America as if listed individually herein, (G) the State of North Carolina, (H) the Commonwealth of Virginia, (I) each county within the State of North Carolina as if listed individually herein, (J) each county within the Commonwealth of Virginia as if listed individually herein, (K) the territory within a 100 mile radius of AOI’s office in Morrisville, North Carolina, and (L) the territory within a 100 mile radius of each other office of AOI or any affiliate (whether now existing or hereafter established) as if listed individually herein.

10.3.3	“Competitive Business” shall mean soliciting, pursuing, obtaining, making or performing a contract or agreement for the purchase of products or services that are the same as, substantially similar to, or otherwise competitive with AOI’s products or services, which contract or agreement would (i) replace, substitute for, take the place of, supersede, supplement, eliminate, reduce, diminish, alter, compete against or adversely affect in any way an existing or prospective contract or agreement between AOI and any of its Customers or Prospective Customers, and/or (ii) provide for the purchase of new products or services that are the same as, substantially similar to, or otherwise competitive with AOI’s products or services.

10.3.4	“Customer” of AOI shall mean any person, government agency, company or other entity or organization that has purchased AOI’s products or services, or contracted or agreed with AOI for the purchase of AOI’s products or services, within the twelve (12) month period preceding Executive’s breach or attempted breach of any of the covenants in Sections 10 and 11 of this Agreement with respect to said Customer.

10.3.5	“Prospective Customer” of AOI shall mean any person, government agency, company or other entity or organization with which AOI had substantive discussions, or to which AOI made a presentation or submitted a quote or proposal, concerning the purchase of AOI’s products or services within the twelve (12) month preceding Executive’s breach or attempted breach of any of the covenants contained in Sections 10 and 11 of this Agreement with respect to said Prospective Customer.

10.3.6	The individual employees or contractors of a Customer or Prospective Customer who are responsible for managing or facilitating the Customer’s or Prospective Customer’s purchasing AOI’s products or services, or its contracting or agreeing with AOI for purchase of AOI’s products or services, are included in the meanings of “Customer” and “Prospective Customer” of AOI, in addition to a Customer’s or Prospective Customer’s corporate or business entity, for purposes of the covenants in Sections 10 and 11 of this Agreement.

10.3.7	“AOI,” including all references to “AOI” in each of the above definitions, shall include its subsidiaries and affiliates.

10.4	Nothing in this Agreement shall be construed to prevent Executive from, or require AOI’s consent to: (i) investing personal assets in businesses that do not compete with AOI in such form or manner that will not require any services on the part of Executive in the operation or the affairs of the companies in which such investments are made and in which Executive’s participation is solely that of an investor; (ii) purchasing securities in any corporation whose securities are listed on a national securities exchange or regularly traded in the over-the-counter market, provided that Executive at no time owns, directly or indirectly, in excess of one percent (1%) of the outstanding stock of any class of any such corporation engaged in a business competitive with that of AOI.

11.	Covenants Against Solicitation.

11.1	Executive covenants and agrees that during Executive’s employment with AOI and during the Restricted Period, and within the Restricted Territory, Executive will not (i) either individually or for or through any third party or other person or entity, induce, advise, request, solicit, influence or attempt to induce, advise, request, solicit or influence any Customer or Prospective Customer of AOI to cease, limit, reduce, avoid or adversely alter its purchasing of AOI’s products or services, or its contracting or agreeing with AOI for purchase of AOI’s products or services, or (ii) divert from AOI, or take any action detrimental to, the existing and prospective business or contractual relationships between AOI and any of its Customers or Prospective Customers.

11.2	Executive covenants and agrees that during Executive’s employment with AOI and during the Restricted Period, Executive will not, whether for Executive’s own account or for the account of a third party or other person or entity, hire, employ, solicit, endeavor to entice away from AOI , or otherwise interfere with the relationship of AOI with, any employee or contractor who is employed by or under contract with AOI or who was employed by or under contract with AOI during the twelve (12) month period preceding Executive’s breach or attempted breach of this restriction.

12.	Inventions, Ideas, And Other Intellectual Developments. Executive agrees to disclose promptly to AOI, or as directed by AOI, all discoveries, improvements, inventions, works of authorship and other intellectual property conceived or made by Executive alone or with others during the period of employment hereunder which result from or relate to any services provided by Executive in connection with his/her employment with AOI (collectively, “Inventions”). Executive acknowledges and agrees that all rights, including all patent, copyright, trademark, trade secret and other intellectual property rights with respect to Inventions that (i) were created using property, equipment, supplies, facilities or Confidential Information of AOI; or (ii) were created during the hours for which Executive is to be or was compensated by AOI; or (iii) originated with the business of AOI or its actual or demonstrably anticipated research and development; or (iv) result, in whole or in part, from work performed by Executive for AOI (in each case, whether or not disclosed to AOI) shall belong to AOI, or its assigns. Executive hereby assigns to AOI any rights he or she may have or acquire in Inventions, including without limitation (a) all worldwide patents, patent applications, copyrights, mask works, trade secrets and other intellectual property rights in any Invention and (b) all rights in any continued prosecution applications or requests for continued examination of counterparts thereof and all continuations, divisions and continuations-in-parts thereof, and all supplementary protection certificates, extensions, reissues, re-examinations and patents issuing therefrom in the U.S. and non-U.S. jurisdictions relating to such Inventions. Executive acknowledges that copyrightable works prepared by Executive within the scope of this Agreement are “works made for hire” under the Copyright Act and that AOI will be considered the author of these works. Executive further agrees, both during and after the term of this Agreement, as to all such Inventions to assist AOI in every reasonable and proper way (but at AOI’s expense) to obtain and from time to time enforce patents, copyrights or other rights on said Inventions in any and all countries, and to that end Executive will execute all documents for use in applying for and obtaining such patents and copyrights thereon and enforcing same, as AOI may desire, together with any assignments thereof to AOI or persons designated by it. Executive shall not knowingly infringe on any third party’s intellectual property rights in the performance of Executive’s services hereunder.

12.1

Executive further agrees as to all such Inventions to assist AOI in every proper way (at AOI’s expense) to obtain and from time to time enforce patents, copyrights or other rights on said Inventions in any and all countries, and to that end Executive will execute all documents for use in applying for and obtaining such patents and copyrights thereon and enforcing same, as AOI may desire, together with any assignments thereof to AOI or persons designated by it. Executive’s obligation to assist AOI in obtaining and enforcing patents, copyrights or other rights for such Inventions in any and all counties shall continue beyond the termination of Executive’s employment, but AOI shall compensate Executive at a reasonable rate after such termination for time actually spent by Executive at AOI’s request on such assistance, unless such time is necessitated by a breach by Executive of any of his or her obligations hereunder. In the event that AOI is unable for any reason whatsoever to secure Executive’s signature to any lawful and necessary document required to apply for or execute any patent, copyright or other applications with respect to such Inventions and improvements (including renewals, extensions, continuations, divisions or continuations in part thereof), Executive hereby irrevocably designates and appoints AOI and its duly authorized officers and agents, as Executive’s agents and attorneys-in-fact to act for and in Executive’s behalf and instead of Executive, to execute and file any such application and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights or other rights thereon with the same legal force and effect as if executed by Executive. In the event that AOI executes any document as attorney-in-fact on behalf of Executive, AOI will take reasonable steps to notify Executive of such execution as soon as possible after such execution. Executive further expressly acknowledges and agrees that the foregoing power of attorney is coupled with an interest and is therefor irrevocable.

12.2	To the extent that Executive has any right of attribution and/or integrity in or to any specific portion of the Inventions under the laws of the United States of America (including, but not limited to, Section 106A of the Copyright Act) or any foreign country, Executive hereby waives: (i) any right to prevent the distortion, mutilation, modification or destruction of the applicable Invention, and (ii) any right to require that Executive’s name be used in association with that specific portion of the Invention or with any work based thereon. The waiver specified by this Section 12.2 shall be for the benefit of AOI and shall survive the expiration or termination of Executive’s employment with AOI or this Agreement for any reason.

13.	Indemnification. Subject to the requirements of this Section, the Company shall indemnify and hold the Executive harmless from and against any judgments, fines, interest, charges, penalties or amounts paid in settlement, plus reasonable expenses (including reasonable attorneys’ fees), as a result of any civil liability, offense, action or proceeding arising, incurred, made or threatened to be made, by reason of his acting within the course and scope of his authority as an executive of the Company. The level of indemnity protection hereunder shall not be less than the level of indemnification provided by the Company to other senior executives. However, the Company will have no obligation to indemnify and hold the Executive harmless pursuant to this Section unless (i) the Executive promptly notifies the Company’s Chief Legal Officer of any claim for which indemnity is sought, and (ii) the Company is afforded at its election the opportunity to defend such claim on the Executive’s behalf. The foregoing notwithstanding, the Company shall have no obligation to indemnify and hold the Executive harmless with respect to a claim arising as a result of his knowingly and willfully acting outside the course and scope of his authority or engaging in intentional violations of law or the Company’s bylaws or Code of Business Conduct. Subject to applicable exclusions and coverage limitations in AOI’s directors and officers liability insurance policy or policies, Executive will be entitled to liability insurance protection with respect to his services as an officer and director of AOI to the same extent as such protection is provided to other officers and directors of AOI.

14.	Reimbursement of Counsel Fees. Executive has been represented by counsel in negotiating this Agreement. Within a reasonable period of time following the execution of this Agreement but in no event later than April 15, 2012, the Company shall reimburse Executive for his reasonable attorneys’ fees and any other reasonable expenses related thereto incurred by Executive in connection with the preparation, review, and negotiation of this Agreement in an amount not to exceed Five Thousand Dollars ($5,000). Executive shall submit a written request for reimbursement accompanied by sufficient evidence demonstrating that the fees and expenses subject to reimbursement were incurred. The attorneys’ fees and expenses eligible for reimbursement under this paragraph shall not affect any expenses eligible for reimbursement or in-kind benefits to be provided in any other year. Executive’s rights under this Section 14 are not subject to liquidation or exchange for any other benefit.

15.

Litigation Support. During the Employment Period and for a period of two years following the Date of Termination, if the Company is evaluating, pursuing, contesting or defending any proceeding, charge, complaint, claim, demand, notice, action, suit, litigation, hearing, audit, investigation, arbitration or mediation, in each case whether initiated by or against the Company (collectively, “Proceeding”), Executive will reasonably cooperate with the Company and its counsel in the evaluation, pursuit, contest or defense of the Proceeding and provide such testimony and access to books and records as may be reasonably necessary in connection therewith. The Company agrees reasonably to accommodate Executive’s schedule and to reimburse Executive for Executive’s out-of-pocket expenses and actual lost wages and other compensation related to or resulting from such cooperation.

16.	Notices. Any notice hereunder by either party to the other shall be given in writing by personal delivery or by facsimile transmission or by nationally recognized air courier, charges prepaid. Any notice to Executive or to AOI shall be sent to the address indicated as follows:

If to AOI:	Alliance One International, Inc.
8001 Aerial Center Parkway
P.O. Box 2009
Morrisville, NC 27560
Attention: Chief Legal Officer

Executive:	J. Pieter Sikkel
2507 Sanderson Drive
Raleigh, NC 27608

Each party may designate by notice to the other party any other address to which notices shall be sent. A notice shall be deemed given at the time of personal delivery, when sent by facsimile transmission, or at the time of confirmed delivery by a nationally recognized air courier.

17.	Entire Agreement; Amendment. This Agreement contains the entire agreement of the parties, and supersedes any prior written or oral agreements between the parties with respect to the subject matter hereof. This Agreement may be modified or amended, if the amendment is made in writing and is signed by both parties.

18.	Severability; Waiver. If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited. The waiver by either party of compliance with any provision of this Agreement by the other party shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by such party of a provision of this Agreement.

19.	Survivorship. The respective rights and obligations of the parties hereunder, including under Sections 8, 9, 10, 11, 12 and 15, shall survive any termination of Executive’s employment or this Agreement to the extent necessary to the intended preservation of such rights and obligations.

20.	Assignment; Binding Effect. Executive may not assign or transfer Executive’s rights or delegate Executive’s duties, responsibilities, or obligations under this Agreement to any person, firm, or corporation without the prior written consent of AOI, except Executives’ rights to compensation and benefits, which may be transferred only by will or upon his death. This Agreement and all of AOI’s rights and obligations hereunder may be assigned, delegated or transferred by AOI to any affiliate or subsidiary of AOI or to any business entity which at any time by merger, consolidation or otherwise acquires all or substantially all of the assets of AOI or to which AOI transfers all or substantially all of its assets. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto, and any successors to or assigns of AOI.

21.

Remedies. In addition to whatever other rights and remedies AOI may have at equity or in law for any breach of this Agreement, if Executive breaches any of the provisions contained in Sections 8, 9, 10, 11, or 12 of this Agreement, AOI (i) shall have the right to immediately terminate all payments and benefits due under this Agreement, including, but not limited to Severance Pay and Benefits, and (ii) shall have the right to seek injunctive relief from an appropriate court to protect its Confidential Information and legitimate business interests. Executive acknowledges that a breach of Section 8, 9, 10 or 11 of this Agreement would cause irreparable injury and that money damages would not provide an adequate remedy for AOI; provided, however, the foregoing shall not prevent Executive from contesting the issuance of any such injunction on the ground that no violation or threatened violation of Sections 8, 9, 10 or 11 has occurred.

22.	Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of North Carolina. The parties hereto hereby agree that the appropriate and convenient forum and venue for any disputes between any of the parties hereto arising out of this Agreement shall be the courts in North Carolina and each of the parties hereto hereby submits to the personal jurisdiction of any such court. The foregoing shall not limit the rights of any party to obtain execution of judgment in any other jurisdiction.

23.	Headings; Counterparts. The headings of the sections contained in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute a single document.

24.	Taxes. AOI does not represent or guarantee that any particular federal or state income, payroll or other tax treatment will result from this Agreement or the compensation or benefits payable pursuant to this Agreement. Executive is solely responsible for the proper tax reporting and timely payment of any income tax or interest for which he is liable as a result of this Agreement and the compensation or benefits payable pursuant to this Agreement.

25.	Compliance with Section 409A. The parties intend that compensation and benefits payable pursuant to this Agreement shall not be included in income for federal, state or local income tax purposes until they are actually paid or delivered. Accordingly, this Agreement shall be interpreted and administered consistently with the requirements of Section 409A, as amended or supplanted from time to time, and current and future guidance thereunder.

26.	No Attachment. No right to receive payments under this Agreement shall be subject to setoff, offset, anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge or hypothecation or to execution, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.

IN WITNESS WHEREOF, the parties here to have executed this Agreement as of the date and year first above written.

ALLIANCE ONE INTERNATIONAL		EXECUTIVE

By:	/s/ Robert A. Sheets	/s/ J. Pieter Sikkel
Title:	Executive Vice President, Chief Financial Officer, Chief Administrative Officer	J. Pieter Sikkel

Exhibit A

The following is a list of the employee benefit plans for which Executive is currently eligible:

•	Alliance One International, Inc. Pension Plan

•	Alliance One International, Inc. Savings and Profit Sharing Plan

•

Alliance One International, Inc. Health Care & Benefit Plan for Salaried Employees (including Medical Plan, Group Dental Plan, Group Life & AD&D Insurance, Long-Term Disability Insurance, Health & Dependent Care Flexible Spending Accounts)

•	Alliance One International, Inc. Cafeteria Plan

•	Alliance One International, Inc. Supplemental Retirement Plan

Following is a list of employee benefit policies for which the Executive is currently eligible:

•	Compensated Leave Policy (provides vacation and sick leave)

AOI reserves the right to amend, modify or terminate any or all of the employee benefit plans or policies listed on this Exhibit A at any time.

A-1